July 8, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Brad Skinner, Senior Assistant Chief Accountant

Re:    Mead Johnson Nutrition Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 001-34251

Dear Mr. Skinner:

Set forth below are the responses of Mead Johnson Nutrition Company (“MJN” or the “Company”) to the questions and comments contained in the letter, dated June 9, 2016 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015 (the “2015 Form 10-K”). The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter. For your convenience, prior to each response we have duplicated the text of the question or comment from the Comment Letter to which such response relates.
Form 10-K for the Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Results of Operations, page 18

1.
When you identify multiple factors that contribute to a change in a financial statement line item between periods, please quantify each contributing factor so that an investor may assess the materiality of each factor. Refer to

Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification and comply with this guidance when composing your results of operations discussion.
In addition, discuss and quantify the extent to which increases/decreases in volumes sold, price changes and product mix contributed to changes in sales and gross profit for your consolidated and segment results during each period presented and discuss the factors that resulted in such increases/decreases. Refer to Items 303(a)(3)(iii), and
303(a)(3)(iv) of Regulation S-K for guidance.

Response:
(a) Financial Statement Line Items - Contributing Factors
The Company acknowledges the Commission’s comment, and accordingly, will enhance its disclosures to the extent practicable to quantify the material contributing factors that impact changes in its financial statement line items between periods within the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in future filings beginning with Company's Form 10-Q for the quarterly period ended June 30, 2016 (the “2Q 2016 Form 10-Q”).
(b) Increases / Decreases in Volumes Sold, Price Changes and Product Mix
The Company will discuss and quantify, to the extent practicable, increases/decreases in volumes, price and mix which contribute to material changes in sales and gross margin beginning with Company's 2Q 2016 Form 10-Q in the manner set forth below. In addition, the Company will conform the discussion within the MD&A as it relates to prior periods within future filings (2015 and 2014, as applicable).
Due to the nature of our products, changes in “price” and “mix” are often related; therefore, the Company analyzes and reports these items together. The Company's business consists of two primary product categories: infant formula products and children's nutrition products. However, within its product categories, the Company's offerings include a variety of packaging formats and formulations, such as 8oz and 32oz liquids as well as 638g tubs of powder and on-the-go, smaller powder packages. Part of the Company's strategy involves encouraging customers to upgrade to higher value offerings, such as smaller on-the-go packages, solutions products or liquids. Price and mix are analyzed together because, as customers move to or away from higher value offerings, the Company sees changes that are not clearly attributable to price or mix in isolation; they are inextricably related. The Company will discuss any material shifts in mix between these primary product types and whether or not such shifts had a material impact on sales and gross margin.
The Company will also quantify and augment disclosure around changes in gross margin. It is important to note that the Company considers an analysis of gross margin to be of more value to investors than an analysis of gross profit because gross profit largely moves in sync with net sales. Historically, the Company's gross margin has primarily been impacted by fluctuations in dairy and other commodity costs as well as manufacturing productivity savings. The Company monitors the impact of price, volume, mix and foreign exchange in its analysis of gross margin on an ongoing basis. However, the impact of price, volume, mix and foreign exchange on gross margin between 2015 and 2014 was immaterial both individually and in the aggregate. To the extent practicable, disclosure will be included in future filings to articulate if price, mix, or volume were material drivers of changes in gross margin.

2.
Within your tables of “Specified Items” on page 23 you list legal settlements and related costs of $10.3 million incurred during the fiscal year ended December 31, 2014. Please disclose the origin of these costs as your current discussion only refers to the SEC settlement payment made in 2015.

Response:
The Company respectfully advises the Staff that the $10.3 million represents an aggregation of items listed below:

Specified Legal Expenses	$12.0
Specified Professional Expenses	1.5
Specified Insurance Loss Recovery	(3.2)

The amount set forth in the 2015 Form 10-K under "legal settlements and related costs" for 2015 included the SEC settlement payment, which the Company did not consider quantitatively material, but described due to the nature of the matter. In response to the Staff’s comment, in future filings, to the extent material, the Company will enhance disclosures supporting any aggregation of specified items.

3.
Based on your effective tax rate reconciliation table within Note 4 of your financial statements, it appears your effective tax rate has been materially impacted by tax rulings and agreements for all periods presented. Please provide additional disclosure regarding the impact such rulings and agreements had on your effective tax rates within your discussion and analysis of income taxes. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response:
The Company acknowledges the Commission's comment and, accordingly, will expand its discussion and analysis of the material factors affecting the Company’s effective tax rate in future filings.

With regard to the disclosure of tax matters in the 2015 Form 10-K, as noted by the Commission, the Company discloses the impact of tax rulings and agreements on its effective tax rate in the footnotes to its financial statements (see Note 4).  In particular, the Company discloses a general description of its tax rulings and agreements, the jurisdictions in which tax rulings and agreements are in place, and the term of such rulings and agreements.  The Company believes that the disclosure of such information allows the reader of its financial statements to sufficiently and adequately understand both the nature of the Company’s tax rulings and agreements and the impact of those rulings and agreements on its effective tax rate.

However, notwithstanding the foregoing, in response to the Staff's comment, the Company acknowledges that expanded discussion in its MD&A regarding the impact of tax rulings and agreements on its effective tax rate would provide additional insight regarding its consolidated effective tax rate which may be useful to investors.  In future filings, starting with the 2Q 2016 Form 10-Q, the Company will include such disclosure in its MD&A.

* * * * *
The Company hereby acknowledges that:

(a)	The Company is responsible for the adequacy and accuracy of the disclosure in its 2015 Form 10-K;

(b)	Commission staff comments or changes to disclosure in response to the Commission staff comments do not foreclose the Commission from taking any action with respect to the 2015 Form 10-K; and

(c)	The Company may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any questions you may have to the undersigned at (847) 832-2404. Any additional comments may be sent to the undersigned via email (michel.cup@mjn.com) or facsimile (812-647-8528), with a copy to Patrick M. Sheller via email (patrick.sheller@mjn.com).

Very truly yours,

/s/ Michel Cup

Michel Cup
Executive Vice President and Chief Financial Officer
Mead Johnson Nutrition Company

cc:    Ms. Kim Calder
Ms. Jenifer Gallagher
Mr. Peter Kasper Jakobsen, Mead Johnson Nutrition Company
Mr. Patrick M. Sheller, Mead Johnson Nutrition Company